March 6, 2018

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re: New York Mortgage Trust, Inc. Registration Statement on Form S-3 (File No. 333-223277)

Ladies and Gentlemen:

Reference is made to the Registration Statement on Form S-3 (File No. 333-223277) filed with the Securities and Exchange Commission by New York Mortgage Trust, Inc. on February 28, 2018 (the “Registration Statement”). Pursuant to Rule 473(c) of the Securities Act of 1933, as amended (the “Act”), the following delaying amendment, prescribed by Rule 473(a) of the Act, is hereby incorporated into the facing page of the Registration Statement immediately following the calculation of the registration fee table:

“The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.”

Should you have any questions or comments in connection with this delaying amendment, please feel free to contact Christopher Green of Vinson & Elkins L.L.P. at (202) 639-6521.

Very truly yours,

New York Mortgage Trust, Inc.

By:	/s/ Steven R. Mumma
Name:	Steven R. Mumma
Title:	Chief Executive Officer